March 9, 2006
Mr. Glenn Purple
CFO
Edac Technologies
Dear Glenn:
I am formally tendering my resignation from Edac Technologies Board of Directors and relinquishing my role as Chairman of the Compensation Committee.
My decision is based on two items my fellow board members have repeatedly refused to address:
1.	The board has discussed hiring a full time CEO for over two years. Instead the company has continued to employ Dominic Pagano for approximately two days a week at $180,000 per year. Despite repeated assurances by Chairman Daniel Tracy that this subject would be addressed and human resource firms brought before the board to discuss this situation, Mr. Tracy repeatedly did not follow through even though board resolutions had been passed to this effect. Besides being ineffectual as chairman, he has on his own initiative seen fit to not follow board wishes. The full potential of Edac Technologies will not be realized until a full time CEO is hired and changes are made to the board, in particular, Mr. Tracy.

2.	Shareholders votes under Edac Technologies present by-laws in effect mean nothing. The company employs plurality voting which means if a director gets one vote he is re-elected. The form of voting which over two hundred companies including Intel have adopted is majority voting. Under majority voting a director must receive over fifty percent of the voted shares to be re-elected. Edac Technologies board is not willing to get in step with the growing trend in America. Instead they are protecting their positions and not letting the shareholders vote as to who is on the board. As a shareholder with over 500,000 shares, I am outraged by their protectionism as would I believe a much smaller shareholder. The Edac board has steadfastly refused to address this gross injustice. Shareholders are being “screwed”. I have tried to change this injustice for over two years. It is time for other shareholders to express their indignation. In summary, I urge the board to place a proposal on this year’s proxy statement to allow the shareholders to vote on a majority voting rule.
Edac’s most valuable resource is it’s wonderful employees. With a full time CEO and an effective board, Edac’s stock will continue to grow. Without changes at the CEO and Chairmanship level, it will stagnate at these levels. My opinions are in part based upon twenty years in the investment business. It is time to give this company back to the shareholders through majority voting.

I wish all my friends on Edac’s production floor good health and a bright future.
Respectfully,
/s/John Moses
John Moses
Glenn, please distribute this to the wire services for dissemination as you did for Pagano and Lebel. Your prompt attention to this is appreciated.